

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

Ronald F. Clarke
Chief Executive Officer
Fleetcor Technologies, Inc.
3280 Peachtree Road, Suite 2400
Atlanta, GA 30305

      Re: Fleetcor Technologies, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2019
            Filed March 2, 2020
            File No. 001-35004

Dear Mr. Clarke:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Part III. Item 11. Executive Compensation (incorporated by reference from Definitive Proxy Statement filed April 28, 2020), page 46

1.   We note that you use Adjusted EPS, Relative TSR, and Relative Stock Price Growth as performance metrics for compensation. In future filings, to the extent you continue to use performance metrics that are impacted by your stock repurchases, please discuss if and how the stock repurchases affected the manner in which you set the relevant targets and determined whether such targets were met.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

　　　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　　　Office of Trade & Services

cc:　　Joel May